Filed by Plains Exploration & Production Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Plains Exploration & Production Company

Commission File No.: 001-31470

Date: December 5, 2012

On December 5, 2012, Plains Exploration & Production Company distributed the following communication to employees in connection with the announcement of the proposed business combination transaction with Freeport-McMoRan Copper & Gold Inc.:

This morning, our Board of Directors approved and we signed a definitive agreement to merge with Freeport-McMoRan Copper & Gold (FCX). In addition, FCX is also acquiring McMoRan Exploration Company to instantly create one of the largest, US domiciled Natural Resource companies with a market capitalization rivaling Occidental Petroleum and Conoco with a superior growth rate. This combination will create the largest diversified US-based resource company with a combined enterprise value of over $60 billion, supported by world-class, long-lived and geographically diverse assets and operations located on five continents. FCX is currently the world’s premier publically traded copper company, the world’s largest producer of molybdenum and a significant gold producer. PXP’s powerful oil production and significant exploration and development portfolios will provide FCX outstanding investment and growth opportunities in another natural resource class. From the perspective of PXP, the transaction will help us to accelerate the development and exploration of our extraordinary portfolio of opportunities that will be complemented with FCX’s strong cash flow and balance sheet. This merger draws on the historic and treasured legacy both companies have earned, and will position the new company to leverage each company’s strengths and move even faster towards our long-term goal of growing shareholder value.

Your daily life here at PXP will continue as you know it today. I will be vice chairman of FCX and chief executive officer of the FCX oil and gas business which will include the assets of PXP and McMoRan Exploration Co. Our full management team will remain in place to continue operating with the same focus and strategy. Your job is just as secure as it was before, and in fact, I believe this merger will create excellent career opportunities that come with being part of a larger organization.

This transaction is expected to close as soon as we receive the necessary regulatory and shareholder approvals, which we anticipate will be in the second quarter of 2013. This announcement will also generate a lot of questions from shareholders and the media. As always, please refer any media or shareholder inquiries to the Corporate Information Department at 713-579-6103, and until the transaction is completed, please remain focused and dedicated to your current job priorities.

This is an important time for our company. The entire executive team thanks you for your continued support and for your contributions to our success. We look forward to our all-employee meeting on December 14th where you will be able to ask questions that you may have.

Jim